UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2015

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company of Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) No. 90.400.888/0001-42

Company Registration (“NIRE”) 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON JANUARY 29TH, 2015

DATE, TIME AND PLACE:

January 29TH, 2015, at 09:30 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

The Company´s Board of Directors members, as follows: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Jesús María Zabalza Lotina - Vice-Chairman of the Board of Directors; Members of the Board of Directors: Mr. Conrado Engel; Mr. José de Paiva Ferreira; Mr. José Manuel Tejon Borrajo, and through videoconference, Mr. José Antonio Alvarez Alvarez; and the Independent Directors: Mr. Álvaro Antônio Cardoso de Souza, Mrs. Marília Artimonte Rocca and Mrs. Viviane Senna Lalli. Also attended the Meeting, as guests, the Company’s Vice Chief Executive Officer and Investors Relations Officer, Mr. Angel Santodomingo Martell; and the Vice Chief Executive Officer Mr. Carlos Alberto López Galán; and the Coordinator of the Audit Committee Mr. René Luiz Grande.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company´s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mrs. Mara Regina Lima Alves Garcia, Officer of the Company, to act as Secretary.

AGENDA:

(a) To acknowledge the activities conducted by the Audit Committee of the Company, as well as their interactions with the Company internal areas and the internal and the independent auditors of the Company and its main points of attention resulting from meetings held and duly expressed in the Report of the Audit Committee for the Company’s Financial Statements for the fiscal year ended in December 31, 2014; (b) To approve the Tax Credit Realization Technical Study, related to the half of the fiscal year ended in December 31, 2014; and (c) To analyse and approve the Company’s budget for year 2015.

RESOLUTIONS TAKEN:

Initially, the Board of Directors’ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors´ signatures.

Afterwards, proceeding to the items of the Agenda, after examination and discussion of such matters, and pursuant to the documents presented to Directors, which will be filled at the Company´s headquarter, the Company´s Board of Directors, by unanimity of votes of the Board of Directors’ members present at the meeting and without restrictions:

(a) Acknowledged, pursuant to Article 30, § 3, section X and §4 of the Company´s Bylaws and to article 17 of Resolution No. 3.198 of May 27, 2004 of the National Monetary Council, the activities developed by the Audit Committee of the economic and financial conglomerate Santander in Brazil and its interactions with the internal areas and the internal and independent auditors of the Company, and the Report of the Audit Committee for the Financial Statements, all for the fiscal year ended December 31, 2014;

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[Free English Translation]

It is recorded that the Coordinator of the Audit Committee Mr. René Luiz Grande, attended the meeting to provide clarification on item (a) of the Agenda.

(b) Approve, the Tax Credit Realization Technical Study related to the semester ended in December 31, 2014, for the purposes of item I, Art. 2, Circular No. 3,171, of December 30, 2002, of the Central Bank of Brazil, everything as proposed and approved by the Board of Executive Officers, according to the meeting held on January 28, 2015, at 10:00 a.m.; and

(c) Analyzed and approved the Company’s budget for year 2015.

It is recorded that the Vice-President Executive Officer Mr. Carlos Alberto López Galán, attended the meeting to provide clarification on items (b) and (c) of the Agenda.

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors members and the Secretary. São Paulo, January 29th, 2015. Signatures: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Jesús María Zabalza Lotina - Vice-Chairman of the Board of Directors; Members of the Board of Directors: Mr. Conrado Engel, Mr. José de Paiva Ferreira, Mr. José Antonio Alvarez Alvarez and Mr. José Manuel Tejon Borrajo; and the Independent Directors: Mr. Álvaro Antônio Cardoso de Souza, Mrs. Marília Artimonte Rocca and Mrs. Viviane Senna Lalli

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

_______________________________________

Mara Regina Lima Alves Garcia

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 29, 2015

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer